Certificate of Qualifications

I, Scott Gokey Britton, do hereby certify that:

1.

I am an employee of:

Baja Mining Corp.

2350 – 1177 West Hastings Street

Vancouver, B.C.

Canada

2.

I graduated with a B. Sc. degree in Mining Engineering from the Virginia Polytechnic Institute & State University, Blacksburg, Virginia, USA in 1977.

3.

I am a Member of the Association of Professional Engineers of Wyoming (active) and Pennsylvania (Inactive). I am a Registered Member of the Professional Society of Mining Engineers (SME-AIME).

4.

I have worked as an engineer for a total of 30 years since my graduation from university.

5.

I have read the definition of  “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.

I am responsible for the section of the technical report titled Updated Preliminary Assessment of the El Boleo Copper Cobalt Project, (the “Technical Report”), dated January 2007, relating to the economic evaluation of the project.  I visited the Property six times in 2006 between the months of April and December.

7.

I have read NI 43-101 and certify that the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

8.

I have been involved with the property since May 2006.  This involvement takes the form of being the General Manager – Mining for Baja Mining Corp., the owners of the property.

9.

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

10.

I am not independent of the issuer and as a result have had the report (and in particular the Underground Mining) reviewed by Mr. Timothy Ross, an independent qualified person.

11.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated 31 January, 2007

Signature of Qualified Person

/s/ Scott Britton

Scott Gokey Britton

Print name of Qualified Person